UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13D
                                (RULE 13D - 101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
              RULE 13D-1(a) AND AMENDMENTS THERETO PURSUANT TO RULE
                                    13D-2(a)


                         Western Technology & Research, Inc.
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                                (NAME OF ISSUER)



                           Common Stock, no par value
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                         (TITLE OF CLASS OF SECURITIES)

                                  959735-10-1
                    ------------------------------------------
                                  CUSIP NUMBER)



          John D. Richardson, III, Western Technology & Research, Inc.
                    946 West Penn Avenue, Robesonia, PA 19551
   -------------------------------------------------------------------------
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)


                                  March 2, 1999
           ------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                              (Page 1 of 5 Pages)

CUSIP Number:  959735-10-1
--------------------------------------------------------------------------------
1        Name of Reporting Person:  John D. Richardson, III
         S.S. or I.R.S. Identification No. of Above Person:

--------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group
                                                                       (a)  / /
                                                                       (b)  /X/
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3        SEC Use Only

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4        Source of Funds
                  SC
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5        Check if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(d) or 2(e)                                         / /
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6        Citizenship or Place of Organization
                  United States
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Number of                           7       Sole Voting Power
Shares                                                               3,645,000
Beneficially                                ------------------------------------
Owned by                            8       Shared Voting Power
Each Reporting                                                       None
Person With                                 ------------------------------------
                                    9       Sole Dispositive Power
                                                                     3,645,000
                                            ------------------------------------
                                    10      Shared Dispositive Power
                                                                     None
                                            ------------------------------------
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  3,645,000
--------------------------------------------------------------------------------
12       Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares                                              /X/
--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)
                  70.4%
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14       Type of Reporting Person
                  IN
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                              (Page 2 of 5 Pages)

                                  SCHEDULE 13D


ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the Common Stock, no par value per share ("Common Stock"), of Western Technology & Research, Inc., a Wyoming corporation (the "Issuer"). The Issuer's principal executive offices are presently located at 946 West Penn Avenue, Robesonia, PA 18551.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) John D. Richardson, III

         (b) 946 West Penn Avenue, Robesonia, PA 19551

         (c) Chief Executive Officer of the Issuer and Cimnet, Inc., a wholly owned subsidiary of the Issuer ("Cimnet"). Cimnet is engaged in the development, marketing and sale of computer hardware and software for the manufacturing industry. The Issuer and Cimnet are located at the address set forth in 1(b) above.

         (d) Mr.Richardson has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Mr.Richardson has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. Richardson being subject to a judgment, decree or a final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) Mr.Richardson is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         As of December 30, 1998, the Issuer, Cimnet and Cimnet Acquisition Corp. ("MergerSub") entered into an Agreement and Plan of Merger, pursuant to which MergerSub merged with and into Cimnet (the "Merger") on March 2, 1998. As a result of the Merger, (i) Cimnet became a wholly owned subsidiary of the Issuer, (ii) the stockholders of the Cimnet became beneficial owners of an aggregate of 4,430,000 shares of Common Stock giving the present stockholders of Cimnet approximately 85.5% of the total shares of Issuer's Common Stock outstanding and (iii) a new board of directors of the Issuer was appointed consisting of John D. Richardson, David Birk and Andrew Roosevelt. Given that the exchange ratio in the Merger was one share of Issuer Common Stock for each share of Cimnet common stock outstanding, and Mr. Richardson beneficially owned 3,645,000 shares of Cimnet common stock immediately prior to Merger, Mr. Richardson beneficially owns 3,645,000 shares of the Issuer's Common Stock by virtue of the Merger.

ITEM 4.  PURPOSE OF TRANSACTION.

         The Merger was consummated so that the Issuer will have on a consolidated basis an operating entity, and Cimnet will have the opportunities available to public companies.

                              (Page 3 of 5 Pages)

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Mr. Richardson beneficially owns 3,645,000 shares of the Issuer's Common stock, or 70.4% of the shares of Common Stock outstanding immediately following the Merger. Mr. Richardson disclaims beneficial ownership of an aggregate 55,000 shares of the Issuer's Common Stock beneficially owned by his children and his parents.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         See Item 3 above.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None.

                              (Page 4 of 5 Pages)

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 10, 1999
--------------
   (Date)


                                   /s/ JOHN D. RICHARDSON, III
                                   -------------------------------
                                       John D. Richardson, III